Exhibit 16.1

May 10, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of Form 8-K dated May 10, 2016, of TriNet Group, Inc. and are in agreement with the statements contained in paragraphs 2, 3, 4 and 5 on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the fourth paragraph on page 2 therein, we had considered such matter in determining the nature, timing, and extent of procedures performed in our audit of the registrant's 2015 financial statements.